The Lincoln National Life Insurance Company

1300 South Clinton Street

Fort Wayne, IN 46802

December 20, 2016

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Riders to Joint Insured Bonds for Registered Management Investment Companies within the Lincoln National Group of Companies- Pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the “ACT”).

Ladies and Gentlemen:

Pursuant to paragraph “g” of Rule 17g-1, the following registered investment company within the Lincoln National Group of Companies hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for larceny/embezzlement, as required by Section 17 of the ACT:

Name of Investment Company

Lincoln Variable Insurance Products Trust (“33” Act File Number: 33-70742, “40” Act File Number: 811-08090)

This filing contains the following attachments:

A.	A copy of the current bonds;

B.	A copy of the resolution of a majority of the Trustees of each Fund including a majority of Trustees who are not ‘interested persons’ approving the type, form and coverage of the bonds, and the portion of the premium to be paid by those Funds;

C.	A statement showing the amount of the single insured bond which each Fund would have provided and maintained, had it not been named as an insured under joint insured bonds;

D.	A statement as to the period for which premiums will be paid (coverage commenced under the current Bond on October 31, 2016 to 10/31/2017).

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.

Chief Accounting Officer

ITEM A – BOND

Crimelnsurance.com

©2015 Great American Insurance Company is an equal opportunity provider. 301 E. Fourth Street, Cincinnati, OH 45202. 0790FIC-B (4/15)

There are over 3,000 property and casualty insurance companies in the United States.

Only 50 are included on the Ward’s 50 List for safety, consistency and performance.

Only 5 have been rated “A” or better by A.M. Best for over 100 years.

Only 2 are on both lists.

Great American Insurance Company is 1 of the two.

Source: Ward Group®, 2014 Ward’s 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated “A+”(Superior) by A.M. Best® as of March 20, 2015. 0790FIC-B (4/15)

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

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IMPORTANT NOTICE

INDIANA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

This notice is to advise you that should any complaints arise regarding this insurance, you may contact Great American Insurance Companies at the following address:

Great American Insurance Group

Administrative Offices

301 East 4th Street

Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you (a) need the assistance of the governmental agency that regulates insurance; or (b) have a complaint you have been unable to resolve with your insurer you may contact the Department of Insurance by mail, telephone or email:

State of Indiana Department of Insurance

Consumer Services Division

311 West Washington Street, Suite 300

Indianapolis, Indiana 46204

Consumer Hotline: (800) 622-4461; (317) 232-2395

Complaints can be filed electronically at www.in.gov/idoi

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-706 (Ed. 11/08)

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FI 75 10 (Ed. 08/15)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. FS 5858703 10 00

Item 1.	Name of Insured (herein called Insured): Lincoln Variable Insurance Products

	Principal Address:	1300 South Clinton Street
Fort Wayne, IN 46802

Item 2.	Bond Period: from 12:01 a.m. on 10/31/2016 to 10/31/2017 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible

Insuring Agreement (A)-Fidelity	$3,500,000	$0

Insuring Agreement (B)-On Premises	$3,500,000	$50,000

Insuring Agreement (C)-In Transit	$3,500,000	$50,000

Insuring Agreement (D)-Forgery or Alteration	$3,500,000	$50,000

Insuring Agreement (E)-Securities	$3,500,000	$50,000

Insuring Agreement (F)-Counterfeit Currency	$3,500,000	$50,000

Insuring Agreement (G)-Stop Payment	$100,000	$5,000

Insuring Agreement (H)-Uncollectible Items of Deposit	$100,000	$5,000

Insuring Agreement (I)-Audit Expense	$100,000	$5,000

Insuring Agreement (J)-Telefacsimile Transmissions	$3,500,000	$50,000

Insuring Agreement (K)-Unauthorized Signatures	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-Computer Systems	$3,500,000	$50,000

Insuring Agreement (M)-Automated Phone Systems	$100,000	$5,000

Fraudulent Transfer Instructions	$3,500,000	$50,000

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If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following Riders attached hereto: See Form FI8801

Item 6.	The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5858703 09

such termination or cancellation to be effective as of the time this Bond becomes effective.

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FI 75 11 (Ed. 08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B)

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured’s offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of trans-

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portation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D)

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E)

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of

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themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F)

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G)	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I)

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J)	Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any

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fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1)

bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2)

fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K)

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1)

If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)

If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B)

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the

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lnsured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection.

In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D)

Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a)	Employee means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

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(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)

an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, or for any purpose.

(d)	Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

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(e)	Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee
(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this Bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

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(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL

PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined

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by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.	VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

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SECTION 9.	NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a)	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)

any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.	LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.	OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12.	DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

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There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b)

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14.	RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed

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for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF

  SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES

                     INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

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(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF

CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

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FI 88 01 (Ed.10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	08-15		Investment Company Bond Dec Page
FI7511	08-15		Investment Company Bond Insuring Agreements
SRF9808	08-95		Rider - Computer Hacker Rider	1
SRF9808	08-95		Rider - Computer Virus Rider	2
SRF9808	08-95		Rider - Revision of Section 13, Termination of an Employee	3
SRF9808	08-95		Rider - Joint Insured List	4
SRF9808	08-95		Rider - Insuring Agreement L	5
SRF9808	08-95		Rider - Insuring Agreement M	6
FI7344	08-15		General Rider - Fraudulent Transfer Instructions	7
FI7344	08-15		General Rider - Revision to Insuring Agreement A	8
IL7125	03-11		Named Insured Endorsement
FI7340	08-15		Economic And Trade Sanctions Clause
FI7341	08-15		In-Witness Clause
* If not at inception

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RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Computer Hacker Rider

It is agreed that:

1.	The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

“Electronic Data” means facts or information converted to a form usable in a Computer System by computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.	The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.	This rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

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RIDER NO. 2

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Computer Virus Rider

It is agreed that:

1.	The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.	The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.	This rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

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RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Revision of Section 13, Termination of an Employee

It is agreed that:

1.	The fifth paragraph of Section 13-“Termination” of the Conditions and Limitations, is deleted in its entirety and replaced with the following:

This Bond shall terminate as to any Employee, partner, officer or employee of any processor

(a)	as soon as any Insured or any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2.	All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

3.	This rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

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RIDER NO. 4

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Joint Insured List

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

LVIP Delaware Foundation Moderate Allocation Fund

LVIP Delaware Social Awareness Fund

LVIP Delaware Foundation Aggressive Allocation Fund

LVIP Mondrian International Value Fund

LVIP Global Moderate Allocation Managed Risk Fund

LVIP Global Conservative Allocation Managed Risk Fund

LVIP Global Growth Allocation Managed Risk Fund

LVIP SSGA Global Tactical Allocation Managed Volatility Fund

LVIP Government Money Market Fund

LVIP Wellington Capital Growth Fund

LVIP MFS International Growth Fund

LVIP Blended Mid Cap Managed Volatility Fund

LVIP Wellington Mid-Cap Value Fund

LVIP SSGA S&P 500 Index Fund

LVIP SSGA Small-Cap Index Fund

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund

LVIP Delaware Foundation Conservative Allocation Fund

LVIP T. Rowe Price Growth Stock Fund

LVIP MFS Value Fund

LVIP Franklin Templeton Global Equity Managed Volatility Fund

LVIP Clarion Global Real Estate Fund

LVIP Managed Risk Profile 2010 Fund

LVIP Managed Risk Profile 2020 Fund

LVIP Managed Risk Profile 2030 Fund

LVIP Managed Risk Profile 2040 Fund

LVIP Baron Growth Opportunities Fund

LVIP SSGA International Index Fund

LVIP Dimensional U.S. Core Equity 1 Fund

LVIP SSGA Bond Index Fund

LVIP SSGA Large Cap 100 Fund

LVIP SSGA Small-Mid Cap 200 Fund

LVIP SSGA Developed International 150 Fund

LVIP SSGA Emerging Markets 100 Fund

LVIP Global Income Fund - Mondrian

LVIP Blackrock Inflation Protected Bond Fund

LVIP Delaware Diversified Floating Rate Fund

LVIP Delaware Bond Fund

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LVIP JPMorgan High Yield Fund

LVIP American Global Growth Fund

LVIP American Global Small Capitalization Fund

LVIP American Growth Fund

LVIP American Growth-Income Fund

LVIP American International Fund

LVIP American Balanced Allocation Fund

LVIP American Growth Allocation Fund

LVIP American Income Allocation Fund

LVIP SSGA Conservative Index Allocation Fund

LVIP Delaware Special Opportunities Fund

LVIP SSGA Conservative Structured Allocation Fund

LVIP SSGA Moderately Aggressive Structured Allocation Fund

LVIP SSGA Moderately Aggressive Index Allocation Fund

LVIP SSGA Moderate Index Allocation Fund

LVIP SSGA Moderate Structured Allocation Fund

LVIP Managed Risk Profile 2050 Fund

LVIP Vanguard Domestic Equity ETF Fund

LVIP Vanguard International Equity ETF Fund

LVIP Dimensional U.S. Equity Managed Volatility Fund

LVIP Dimensional International Equity Managed Volatility Fund

LVIP BlackRock Dividend Value Managed Volatility Fund

LVIP Dimensional/Vanguard Total Bond Fund

LVIP American Global Balanced Allocation Managed Risk Fund

LVIP American Global Growth Allocation Managed Risk Fund

LVIP T. Rowe Price Structured Mid-Cap Growth Fund

LVIP Blended Large Cap Growth Managed Volatility Fund

LVIP BlackRock Emerging Markets Managed Volatility Fund

LVIP American Preservation Fund

LVIP SSGA Large Cap Managed Volatility Fund

LVIP SSGA SMID Cap Managed Volatility Fund

LVIP MFS International Equity Managed Volatility Fund

LVIP Select Core Equity Managed Volatility Fund

LVIP BlackRock Global Allocation V.I. Managed Risk Fund

LVIP American Century Select Mid Cap Managed Volatility Fund

LVIP Blended Core Equity Managed Volatility Fund

LVIP Franklin Templeton Value Managed Volatility Fund

LVIP Invesco Select Equity Managed Volatility Fund

LVIP SSGA International Managed Volatility Fund LIAC

LVIP Invesco Diversified Equity-Income Managed Volatility Fund

LVIP VIP Mid Cap Managed Volatility Portfolio

LVIP Multi-Manager Global Equity Managed Volatility Fund

LVIP AQR Enhanced Global Strategies Fund Quant Equity

LVIP BlackRock Multi-Asset Income Fund Tactical Portfolio

LVIP Franklin Templeton Multi-Asset Opportunities Fund Equity

LVIP Goldman Sachs Income Builder Fund

LVIP PIMCO Low Duration Bond Fund

LVIP SSGA Mid-Cap Index Fund

LVIP Dimensional International Core Equity Fund

LVIP Dimensional U.S. Core Equity 2 Fund

LVIP BlackRock U.S. Opportunities Managed Volatility Fund

LVIP ClearBridge Large Cap Managed Volatility Fund

LVIP U.S. Growth Allocation Managed Risk Fund

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund

F.9808 (Ed. 08/95)	(Page 2 of 2)

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RIDER NO. 5

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Insuring Agreement L

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,
(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instruction or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and
(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,
(iii)	and further provided such voice instructions or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

SRF 9808 (Ed. 08/95)	(Page 1 of 3)

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Any System Utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,
(b)	systems and applications software,
(c)	terminal devices,
(d)	related communication networks or customer communication systems, and
(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data: and
(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”
(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c)	Section 10-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be $3,500,000.

8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the

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insistence of the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.”

12.	Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	This rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

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RIDER NO. 6

To be attached to and form part of Investment Company Bond

No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

Insuring Agreement M

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.	“APS Election” means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.	“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.	“APS Designated Procedures” means all of the following procedures:

(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

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(a)	Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)	Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)	Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

(Fill in on complex-by complex basis)

2.	Exclusions: It is further understood and agreed that this extension shall not cover:

a.	Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)	the shareholder of record, or

(ii)	a person officially Designated to receive redemption proceeds, or

(iii)	a bank account officially Designated to receive redemption proceeds or

(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)	officially Designated, or

(iii)	verified by any other procedures which may be stated below in this Rider, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

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(4)	the Intentional failure to adhere to one or more APS Designated Procedures.

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

4.	This rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

F.9808 (Ed. 08/95)	(Page 3 of 3)

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FI 73 44 (Ed. 08/15)

RIDER NO. 7

Fraudulent Transfer Instructions

To be attached to and form part of Investment Company Bond

Bond No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

1. It is agreed that the following Insuring Agreement is added to the above Bond:

(N) FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,
(b)	an Employee acting on instructions of such Customer; or
(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)	For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.	As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.	It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

FI 73 44 (Ed. 08/15)	(Page 1 of 2)

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4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)

loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b)

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.	For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.	The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.	The amount of any single transfer for which verification via a call back will be required is: $50,000.

8.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

9.	This Rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

FI 73 44 (Ed. 08/15)	(Page 2 of 2)

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AMENDED 10/31/2016		087357

			FI 73 44 (Ed. 08/15)

RIDER NO. 8

Revision to Insuring Agreement A

To be attached to and form part of Investment Company Bond

Bond No. FS 5858703 10 00

In favor of Lincoln Variable Insurance Products

It is agreed that:

1.	The attached Bond is amended by deleting the wording if Insuring Agreement (A) entitled “FIDELITY” and replacing it with the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; or
(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 10/31/2016 standard time.

FI 73 44 (Ed. 08/15)	(Page 1 of 1)

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IL 71 25 (Ed. 03 11)

NAMED INSURED ENDORSEMENT

It is agreed that the Named Insured shown in the Declarations is amended to read as follows:

Lincoln Variable Insurance Products Trust and Lincoln Advisors Trust (for Discovery only)

FI 71 25 (Ed. 03/11)	(Page 1 of 1)

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FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

FI 73 40 (Ed. 08/15)

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FI 73 41 (Ed. 08/15)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009
FI 73 41 (Ed. 08/15)

ITEM B – Resolution

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Board of Trustees Meeting

October 28, 2016

Resolution No. 3

Approval of Fidelity Bond Coverage

WHEREAS, Management has recommended that the Board of Trustees of Lincoln Variable Insurance Products Trust (such Trust, the “Trust” and, such Board, the “Board”), approve for the Trust and its series of Funds (individually, each “Fund”, and collectively, the “Funds”) the coverage under a fidelity bond issued by Great American Insurance Group (the “Bond”) for the twelve-month period from October 31, 2016 through October 31, 2017; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered all relevant factors, including without limitation:

(a) the value of the aggregate assets of the Funds,

(b) the type and terms of the arrangements made for the custody and safekeeping of such assets,

(c) the nature of the securities and other assets in the Funds’ respective portfolios,

(d) the number of other parties named as insureds,

(e) the nature of the business activities of such other parties,

(f) the amount of the Bond,

(g) the amount of the premium for the Bond,

(h) the ratable allocation of the premium among all parties named as insureds, and

(i) the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of the Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to the Trust and each Fund is fair and reasonable based upon all relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trust within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”), hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by the Trust and each Fund, effective October 31, 2016;

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective October 31, 2016, in the Bond in the aggregate amount of $3,500,000; and

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the 1940 Act.

Lincoln Variable Insurance Products Trust		*If each fund were	*If each fund were
Total Assets as of 6/30/2016		covered as a separate	covered as a separate
		entity:	entity:

		Gross Asset
		Range in Millions	Proposed
		For Minimum	Minimum Bonds
Account Name	6/30/2016	Bond Required	Required
LVIP Delaware Foundation Moderate Allocation Fund	115,203,222	100,000,000 to 150,000,000	525,000
LVIP Delaware Social Awareness Fund	700,106,932	500,000,000 to 750,000,000	900,000
LVIP Delaware Foundation Aggressive Allocation Fund	220,448,495	150,000,000 to 250,000,000	600,000
LVIP Mondrian International Value Fund	1,148,678,719	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Global Moderate Allocation Managed Risk Fund	7,290,284,873	Over 2,000,000,000	2,500,000
LVIP Global Conservative Allocation Managed Risk Fund	1,483,308,721	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Global Growth Allocation Managed Risk Fund	8,992,591,443	Over 2,000,000,000	2,500,000
LVIP SSGA Global Tactical Allocation Managed Volatility Fund	987,362,851	750,000,000 to 1,000,000,000	1,000,000
LVIP Government Money Market Fund	725,019,382	500,000,000 to 750,000,000	900,000
LVIP Wellington Capital Growth Fund	439,931,392	250,000,000 to 500,000,000	750,000
LVIP MFS International Growth Fund	1,263,117,630	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Blended Mid Cap Managed Volatility Fund	350,157,065	250,000,000 to 500,000,000	750,000
LVIP Wellington Mid-Cap Value Fund	159,689,227	150,000,000 to 250,000,000	600,000
LVIP SSGA S&P 500 Index Fund	6,696,297,474	Over 2,000,000,000	2,500,000
LVIP SSGA Small-Cap Index Fund	1,445,049,781	1,000,000,000 to 1,500,000,000	1,250,000
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund	521,783,057	500,000,000 to 750,000,000	900,000
LVIP Delaware Foundation Conservative Allocation Fund	341,413,566	250,000,000 to 500,000,000	750,000
LVIP T. Rowe Price Growth Stock Fund	891,190,966	750,000,000 to 1,000,000,000	1,000,000
LVIP MFS Value Fund	1,167,488,083	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Franklin Templeton Global Equity Managed Volatility Fund	863,329,791	750,000,000 to 1,000,000,000	1,000,000
LVIP Clarion Global Real Estate Fund	418,938,846	250,000,000 to 500,000,000	750,000
LVIP Managed Risk Profile 2010 Fund	43,516,249	35,000,000 to 50,000,000	350,000
LVIP Managed Risk Profile 2020 Fund	140,136,038	100,000,000 to 150,000,000	525,000
LVIP Managed Risk Profile 2030 Fund	161,444,814	150,000,000 to 250,000,000	600,000
LVIP Managed Risk Profile 2040 Fund	110,295,422	100,000,000 to 150,000,000	525,000
LVIP Baron Growth Opportunities Fund	514,742,615	500,000,000 to 750,000,000	900,000
LVIP SSGA International Index Fund	2,265,244,967	Over 2,000,000,000	1,500,000
LVIP Dimensional U.S. Core Equity 1 Fund	1,180,373,800	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSGA Bond Index Fund	2,994,326,353	Over 2,000,000,000	1,700,000
LVIP SSGA Large Cap 100 Fund	1,219,690,550	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSGA Small-Mid Cap 200 Fund	231,588,438	150,000,000 to 250,000,000	600,000
LVIP SSGA Developed International 150 Fund	859,914,327	750,000,000 to 1,000,000,000	1,000,000
LVIP SSGA Emerging Markets 100 Fund	481,435,095	250,000,000 to 500,000,000	750,000
LVIP Global Income Fund - Mondrian	1,484,729,485	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Blackrock Inflation Protected Bond Fund	3,035,640,491	Over 2,000,000,000	1,500,000
LVIP Delaware Diversified Floating Rate Fund	821,067,855	750,000,000 to 1,000,000,000	1,000,000
LVIP Delaware Bond Fund	10,177,558,792	Over 2,000,000,000	2,500,000
LVIP JPMorgan High Yield Fund	815,415,610	750,000,000 to 1,000,000,000	1,000,000
LVIP American Global Growth Fund	123,007,175	100,000,000 to 150,000,000	525,000
LVIP American Global Small Capitalization Fund	66,811,902	50,000,000 to 75,000,000	400,000
LVIP American Growth Fund	341,198,692	250,000,000 to 500,000,000	750,000
LVIP American Growth-Income Fund	295,802,662	250,000,000 to 500,000,000	750,000
LVIP American International Fund	141,692,908	100,000,000 to 150,000,000	525,000
LVIP American Balanced Allocation Fund	831,596,712	750,000,000 to 1,000,000,000	1,000,000
LVIP American Growth Allocation Fund	837,147,428	750,000,000 to 1,000,000,000	1,000,000
LVIP American Income Allocation Fund	194,102,872	150,000,000 to 250,000,000	600,000
LVIP SSGA Conservative Index Allocation Fund	94,603,565	75,000,000, to 100,000,000	450,000
LVIP Delaware Special Opportunities Fund	599,973,677	500,000,000 to 750,000,000	900,000
LVIP SSGA Conservative Structured Allocation Fund	203,681,573	150,000,000 to 250,000,000	600,000
LVIP SSGA Moderately Aggressive Structured Allocation Fund	467,478,782	250,000,000 to 500,000,000	750,000
LVIP SSGA Moderately Aggressive Index Allocation Fund	253,858,946	250,000,000 to 500,000,000	750,000
LVIP SSGA Moderate Index Allocation Fund	274,728,735	250,000,000 to 500,000,000	750,000
LVIP SSGA Moderate Structured Allocation Fund	866,764,855	750,000,000 to 1,000,000,000	1,000,000
LVIP Managed Risk Profile 2050 Fund	33,547,818	25,000,000 to 35,000,000	300,000
LVIP Vanguard Domestic Equity ETF Fund	240,645,673	150,000,000 to 250,000,000	600,000
LVIP Vanguard International Equity ETF Fund	144,882,328	100,000,000 to 150,000,000	525,000
LVIP Dimensional U.S. Equity Managed Volatility Fund	484,732,929	250,000,000 to 500,000,000	750,000
LVIP Dimensional International Equity Managed Volatility Fund	266,116,723	250,000,000 to 500,000,000	750,000
LVIP BlackRock Dividend Value Managed Volatility Fund	992,127,639	750,000,000 to 1,000,000,000	1,000,000
LVIP Dimensional/Vanguard Total Bond Fund	556,482,875	500,000,000 to 750,000,000	900,000
LVIP American Global Balanced Allocation Managed Risk Fund	2,009,799,855	Over 2,000,000,000	1,500,000
LVIP American Global Growth Allocation Managed Risk Fund	3,847,032,970	Over 2,000,000,000	2,100,000
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	656,660,087	500,000,000 to 750,000,000	900,000
LVIP Blended Large Cap Growth Managed Volatility Fund	678,715,151	500,000,000 to 750,000,000	900,000

LVIP BlackRock Emerging Markets Managed Volatility Fund	257,756,664	250,000,000 to 500,000,000	750,000
LVIP American Preservation Fund	536,313,612	500,000,000 to 750,000,000	900,000
LVIP SSGA Large Cap Managed Volatility Fund	236,032,979	150,000,000 to 250,000,000	600,000
LVIP SSGA SMID Cap Managed Volatility Fund	227,918,042	150,000,000 to 250,000,000	600,000
LVIP MFS International Equity Managed Volatility Fund	200,963,898	150,000,000 to 250,000,000	600,000
LVIP Select Core Equity Managed Volatility Fund	456,018,245	250,000,000 to 500,000,000	750,000
LVIP BlackRock Global Allocation V.I. Managed Risk Fund	995,906,936	750,000,000 to 1,000,000,000	1,000,000
LVIP American Century Select Mid Cap Managed Volatility Fund	192,225,346	150,000,000 to 250,000,000	600,000
LVIP Blended Core Equity Managed Volatility Fund	172,297,651	150,000,000 to 250,000,000	600,000
LVIP Franklin Templeton Value Managed Volatility Fund	226,749,190	150,000,000 to 250,000,000	600,000
LVIP Invesco Select Equity Managed Volatility Fund	125,653,530	100,000,000 to 150,000,000	525,000
LVIP SSGA International Managed Volatility Fund LIAC	108,159,640	100,000,000 to 150,000,000	525,000
LVIP Invesco Diversified Equity-Income Managed Volatility Fund	187,483,304	150,000,000 to 250,000,000	600,000
LVIP VIP Mid Cap Managed Volatility Portfolio	80,464,125	75,000,000, to 100,000,000	450,000
LVIP Multi-Manager Global Equity Managed Volatility Fund	38,722,963	35,000,000 to 50,000,000	350,000
LVIP AQR Enhanced Global Strategies Fund Quant Equity	13,099,921	10,000,000 to 15,000,000	200,000
LVIP BlackRock Multi-Asset Income Fund Tactical Portfolio	10,671,586	10,000,000 to 15,000,000	200,000
LVIP Franklin Templeton Multi-Asset Opportunities Fund Equity	12,035,420	10,000,000 to 15,000,000	200,000
LVIP Goldman Sachs Income Builder Fund	11,619,991	10,000,000 to 15,000,000	200,000
LVIP PIMCO Low Duration Bond Fund	1,340,843,466	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSGA Mid-Cap Index Fund	1,014,112,615	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Dimensional International Core Equity Fund	137,073,389	100,000,000 to 150,000,000	525,000
LVIP Dimensional U.S. Core Equity 2 Fund	285,615,708	250,000,000 to 500,000,000	750,000
LVIP BlackRock U.S. Opportunities Managed Volatility Fund	43,053,153	35,000,000 to 50,000,000	350,000
LVIP ClearBridge Large Cap Managed Volatility Fund	79,832,304	75,000,000, to 100,000,000	450,000
LVIP U.S. Growth Allocation Managed Risk Fund	455,380,091	250,000,000 to 500,000,000	750,000
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund	23,900,038	20,000,000 to 25,000,000	250,000
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund	13,911,973	10,000,000 to 15,000,000	200,000

	85,745,522,729		79,375,000

ITEM C – Vendor Statement

MEMORANDUM

Date:	10/14/2016

To:	Ron Holinsky

Chief Counsel, Mutual Funds

From:	Christine Swift

AVP, Litigation & Corporate Insurance

Re:	Renewal of Mutual Funds Bonds

Below please find, for your consideration, the terms of renewal for the Mutual Funds Bond, which renews on October 31, 2016.

Lincoln changed bond brokers this year, from Marsh to Willis, which allowed for a more cohesive approach to renewals, since Willis already brokers the Funds’ D&O/E&O coverage.

The incumbent bond carrier, Great American, has extended an offer to renew the Mutual Funds’ current $3.5 million in coverage limits for a premium of $7,432. This represents a 2.5% premium reduction for the 2016 renewal, a savings of $191. Great American is a strong company, with an AM Best rating of “A+.”

In addition to the decrease in price, we secured coverage for Fraudulent Transfer Instructions via e-mail. In addition, Lincoln Advisors Trust will remain an insured for the future discovery of currently unknown claims that would relate to LAT while it was a going concern. There were no other substantive changes in coverage from the bond currently in place, and the 2015-16 policy form is attached hereto for your review.

Willis has confirmed, as per the attached letter, that the purchase of one bond to cover all of the Mutual Funds is more cost effective than purchasing separate bonds for each fund, which would result in a premium of $69,500.

Please let me know if I can provide any further information or assistance in relation to this bond.

ITEM D – Premiums

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

WILLIS TOWERS WATSON

October 12 , 2016

Ms. Christine N. Swift

VP, Litigation and Corporate Insurance

The Lincoln National Life Insurance Co.

1300 S. Clinton St.

Fort Wayne, IN 46802

RE:	Lincoln Variable Insurance Products Trust and Lincoln Advisors Trust (Discovery only)

Investment Company Bond

October 31, 2016 to October 31, 2017

Dear Christine,

We are pleased to provide the results of our efforts in connection with the renewal of the Investment Company Bond for Lincoln Variable Insurance Products Trust and Lincoln Advisors Trust (Discovery only - LAT covered for the discovery of loss that may have arisen while it was a going concern). Pursuant to your request, we have outlined below the premium allocation for each fund based on bond limit required under Rule 17g-1 of the Investment Company Act of 1940, the total assets under management and renewal premium quoted by Great American. We also compared the premium allocation to the premium per fund if each fund were to purchase a separate bond.

Funds	AUM 6/30/2016	Separate Bond Premium for each Fund	Bond Limit Required (Combined one Bond)	Allocated Bond Premium
Lincoln Variable Insurance Products Trust (LVIPT)			$3,500,000	$7,432
LVIP Delaware Foundation Moderate Allocation Fund	$115,203,222	$750	$525,000	$10.02
LVIP Delaware Social Awareness Fund	$700,106,932	$750	$900,000	$60.86
LVIP Delaware Foundation Aggressive Allocation Fund	$220,448,495	$750	$600,000	$19.16
LVIP Mondrian International Value Fund	$1,148,678,719	$750	$1,250,000	$99.86
LVIP Global Moderate Allocation Managed Risk Fund	$7,290,284,873	$1,000	$2,500,000	$633.79

© 2016 Willis Towers Watson. All rights reserved.

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

LVIP Global Conservative Allocation Managed Risk Fund	$1,483,308,721	$750	$1,250,000	$128.95
LVIP Global Growth Allocation Managed Risk Fund	$8,992,591,443	$1,000	$2,500,000	$781.78
LVIP SSGA Global Tactical Allocation Managed Volatility Fund	$987,362,851	$750	$1,000,000	$85.84
LVIP Government Money Market Fund	$725,019,382	$750	$900,000	$63.03
LVIP Wellington Capital Growth Fund	$439,931,392	$750	$750,000	$38.25
LVIP MFS International Growth Fund	$1,263,117,630	$750	$1,250,000	$109.81
LVIP Blended Mid Cap Managed Volatility Fund	$350,157,065	$750	$750,000	$30.44
LVIP Wellington Mid-Cap Value Fund	$159,689,227	$750	$600,000	$13.88
LVIP SSGA S&P 500 Index Fund	$6,696,297,474	$1,000	$2,500,000	$582.15
LVIP SSGA Small-Cap Index Fund	$1,445,049,781	$750	$1,250,000	$125.63
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund	$521,783,057	$750	$900,000	$45.36
LVIP Delaware Foundation Conservative Allocation Fund	$341,413,566	$750	$750,000	$29.68
LVIP T. Rowe Price Growth Stock Fund	$891,190,966	$750	$1,000,000	$77.48
LVIP MFS Value Fund	$1,167,488,083	$750	$1,250,000	$101.50
LVIP Franklin Templeton Global Equity Managed Volatility Fund	$863,329,791	$750	$1,000,000	$75.05
LVIP Clarion Global Real Estate Fund	$418,938,846	$750	$750,000	$36.42
LVIP Managed Risk Profile 2010 Fund	$43,516,249	$750	$350,000	$3.78
LVIP Managed Risk Profile 2020 Fund	$140,136,038	$750	$525,000	$12.18
LVIP Managed Risk Profile 2030 Fund	$161,444,814	$750	$600,000	$14.04
LVIP Managed Risk Profile 2040 Fund	$110,295,422	$750	$525,000	$9.59
LVIP Baron Growth Opportunities Fund	$514,742,615	$750	$900,000	$44.75
LVIP SSGA International Index Fund	$2,265,244,967	$750	$1,500,000	$196.93

© 2016 Willis Towers Watson. All rights reserved.

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

LVIP Dimensional U.S. Core Equity 1 Fund	$1,180,373,800	$750	$1,250,000	$102.62
LVIP SSGA Bond Index Fund	$2,994,326,353	$750	$1,700,000	$260.32
LVIP SSGA Large Cap 100 Fund	$1,219,690,550	$750	$1,250,000	$106.04
LVIP SSGA Small-Mid Cap 200 Fund	$231,588,438	$750	$600,000	$20.13
LVIP SSGA Developed International 150 Fund	$859,914,327	$750	$1,000,000	$74.76
LVIP SSGA Emerging Markets 100 Fund	$481,435,095	$750	$750,000	$41.85
LVIP Global Income Fund - Mondrian	$1,484,729,485	$750	$1,250,000	$129.08
LVIP Blackrock Inflation Protected Bond Fund	$3,035,640,491	$750	$1,500,000	$263.91
LVIP Delaware Diversified Floating Rate Fund	$821,067,855	$750	$1,000,000	$71.38
LVIP Delaware Bond Fund	$10,177,558,792	$1,000	$2,500,000	$884.80
LVIP JPMorgan High Yield Fund	$815,415,610	$750	$1,000,000	$70.89
LVIP American Global Growth Fund	$123,007,175	$750	$525,000	$10.69
LVIP American Global Small Capitalization Fund	$66,811,902	$750	$400,000	$5.81
LVIP American Growth Fund	$341,198,692	$750	$750,000	$29.66
LVIP American Growth-Income Fund	$295,802,662	$750	$750,000	$25.72
LVIP American International Fund	$141,692,908	$750	$525,000	$12.32
LVIP American Balanced Allocation Fund	$831,596,712	$750	$1,000,000	$72.30
LVIP American Growth Allocation Fund	$837,147,428	$750	$1,000,000	$72.78
LVIP American Income Allocation Fund	$194,102,872	$750	$600,000	$16.87
LVIP SSGA Conservative Index Allocation Fund	$94,603,565	$750	$450,000	$8.22
LVIP Delaware Special Opportunities Fund	$599,973,677	$750	$900,000	$52.16
LVIP SSGA Conservative Structured Allocation Fund	$203,681,573	$750	$600,000	$17.71

© 2016 Willis Towers Watson. All rights reserved.

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

LVIP SSGA Moderately Aggressive Structured Allocation Fund	$467,478,782	$750	$750,000	$40.64
LVIP SSGA Moderately Aggressive Index Allocation Fund	$253,858,946	$750	$750,000	$22.07
LVIP SSGA Moderate Index Allocation Fund	$274,728,735	$750	$750,000	$23.88
LVIP SSGA Moderate Structured Allocation Fund	$866,764,855	$750	$1,000,000	$75.35
LVIP Managed Risk Profile 2050 Fund	$33,547,818	$750	$300,000	$2.92
LVIP Vanguard Domestic Equity ETF Fund	$240,645,673	$750	$600,000	$20.92
LVIP Vanguard International Equity ETF Fund	$144,882,328	$750	$525,000	$12.60
LVIP Dimensional U.S. Equity Managed Volatility Fund	$484,732,929	$750	$750,000	$42.14
LVIP Dimensional International Equity Managed Volatility Fund	$266,116,723	$750	$750,000	$23.14
LVIP BlackRock Dividend Value Managed Volatility Fund	$992,127,639	$750	$1,000,000	$86.25
LVIP Dimensional/Vanguard Total Bond Fund	$556,482,875	$750	$900,000	$48.38
LVIP American Global Balanced Allocation Managed Risk Fund	$2,009,799,855	$750	$1,500,000	$174.72
LVIP American Global Growth Allocation Managed Risk Fund	$3,847,032,970	$1,000	$2,100,000	$334.45
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	$656,660,087	$750	$900,000	$57.09
LVIP Blended Large Cap Growth Managed Volatility Fund	$678,715,151	$750	$900,000	$59.00
LVIP American Preservation Fund	$536,313,612	$750	$900,000	$46.63
LVIP SSGA Large Cap Managed Volatility Fund	$236,032,979	$750	$600,000	$20.52
LVIP SSGA SMID Cap Managed Volatility Fund	$227,918,042	$750	$600,000	$19.81
LVIP MFS International Equity Managed Volatility Fund	$200,963,898	$750	$600,000	$17.47
LVIP Select Core Equity Managed Volatility Fund	$456,018,245	$750	$750,000	$39.64
LVIP BlackRock Global Allocation V.I. Managed Risk Fund	$995,906,936	$750	$1,000,000	$86.58
LVIP American Century Select Mid Cap Managed Volatility Fund	$192,225,346	$750	$600,000	$16.71

© 2016 Willis Towers Watson. All rights reserved.

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

LVIP Blended Core Equity Managed Volatility Fund	$172,297,651	$750	$600,000	$14.98
LVIP Franklin Templeton Value Managed Volatility Fund	$226,749,190	$750	$600,000	$19.71
LVIP Invesco Select Equity Managed Volatility Fund	$125,653,530	$750	$525,000	$10.92
LVIP SSGA International Managed Volatility Fund LIAC	$108,159,640	$750	$525,000	$9.40
LVIP Invesco Diversified Equity-Income Managed Volatility Fund	$187,483,304	$750	$600,000	$16.30
LVIP VIP Mid Cap Managed Volatility Portfolio	$80,464,125	$750	$450,000	$7.00
LVIP Multi-Manager Global Equity Managed Volatility Fund	$38,722,963	$750	$350,000	$3.37
LVIP AQR Enhanced Global Strategies Fund Quant Equity	$13,099,921	$750	$200,000	$1.14
LVIP BlackRock Multi-Asset Income Fund Tactical Portfolio	$10,671,586	$750	$200,000	$0.93
LVIP Franklin Templeton Multi-Asset Opportunities Fund Equity	$12,035,420	$750	$200,000	$1.05
LVIP Goldman Sachs Income Builder Fund	$11,619,991	$750	$200,000	$1.01
LVIP PIMCO Low Duration Bond Fund	$1,340,843,466	$750	$1,250,000	$116.57
LVIP SSGA Mid-Cap Index Fund	$1,014,112,615	$750	$1,250,000	$88.16
LVIP Dimensional International Core Equity Fund	$137,073,389	$750	$525,000	$11.92
LVIP Dimensional U.S. Core Equity 2 Fund	$285,615,708	$750	$750,000	$24.83
LVIP BlackRock U.S. Opportunities Managed Volatility Fund	$43,053,153	$750	$350,000	$3.74
LVIP ClearBridge Large Cap Managed Volatility Fund	$79,832,304	$750	$450,000	$6.94
LVIP U.S. Growth Allocation Managed Risk Fund	$455,380,091	$750	$750,000	$39.59
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund	$23,900,038	$750	$250,000	$2.08
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund	$13,911,973	$750	$200,000	$1.21
TOTAL	$85,745,522,729	$69,500

Lincoln Advisors Trust (LAT) Discovery Only				N/A

TOTAL	$85,745,522,729	$69,500	$3,500,000	$7,432

© 2016 Willis Towers Watson. All rights reserved.

Tel: (631)386-2127
Fax: (516) 941-0261
E-Mail: Paul.Ma@willistowerswatson.com

Based on the funds listed above and premium per bond, the total premium would be $69,500 if each fund were to purchase a separate bond. This premium amount is substantially higher than the renewal premium of $7,432 quoted by Great American. The Great American bond covers all funds within the Lincoln Variable Insurance Products Trust and the Lincoln Advisors Trust (Discovery only). The limit of liability is $3,500,000 for the bond period of October 31, 2016 to October 31, 2017.

We recommend renewing the Investment Company Bond quoted by Great American as this is the most cost effective approach. Furthermore, it is administratively the most efficient (handling a single bond versus handling over 90 separate bonds).

Please feel free to give me a call if you should have any questions regarding the Investment Company Bond renewal.

Regards,

Paul Ma

cc:	Jill Sulkes
James Jackson
Matthew Kupiec

© 2016 Willis Towers Watson. All rights reserved.